SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                 No     X

News Release

March 31, 2006 at 8.00 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso share capital and North American stock options

Reduction in Stora Enso share capital

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that its share capital has been reduced through the cancellation of Stora Enso shares held by the Company, as decided by the Annual General Meeting on 21 March 2006. The share capital was reduced by EUR 39 845 620 through the cancellation of 38 600 A shares and 23 400 000 R shares. The new share capital is EUR 1 342 215 448.30. The reduction in share capital was registered in the Finnish Trade Register on March 31, 2006.

Breakdown of shares after cancellation:

A shares	178 120 718
R shares	611 417 781
Total	789 538 499

Stora Enso North America Option Programme

Following the acquisition of Consolidated Papers, Inc. the Board of Directors decided to convert the Consolidated Papers’ share option plans into Stora Enso share option plans. During March 2006 a total of 4 254 R shares were subscribed against North American stock options. These R shares were previously held by the Company.

After the subscription the Company holds:

A shares	—
R shares	964 244

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

Stora Enso Oyj
Business ID 1039050-8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel